Exhibit (a)(19)




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               Compulsory Publication pursuant to Sections 27(3)
                Sentence 1, and 14 (3) Sentence 1 of the German
                    Securities Acquisition and Takeover Act

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                                 [CELANESE LOGO]


                                Reasoned Opinion
                            of the Supervisory Board

                                       of

                                   Celanese AG
                               Kronberg im Taunus


  pursuant to Section 27 of the German Securities Acquisition and Takeover Act

               concerning the Supplement published March 13, 2004,
                     to the Voluntary Public Takeover Offer

                                       of

                      BCP Crystal Acquisition GmbH & Co. KG
                                    Stuttgart
                     an indirect wholly-owned subsidiary of
          Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.

                       to the Shareholders of Celanese AG

                     Securities Identification Number (WKN);
             International Securities Identification Number (ISIN);
            Common Universal Security Identification Product (CUSIP):
         Celanese Shares: WKN 575300/ISIN DE 0005753008/CUSIP D 1497A101
            Tendered Celanese Shares: WKN A0AHS1/ISIN DE 000 A0AHS13
       Subsequently Tendered Celanese Shares: WKNA0AHS2/ISIN DE 000A0AHS21

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                                                                               2

On February 2, 2004, pursuant to Sections 29, 14 (2) and (3) of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz, hereinafter, "German Takeover Act"), BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, (hereinafter, "Bidder") published an offer document relating to its voluntary public tender offer to the holders of shares in Celanese AG, Kronberg im Taunus, (hereinafter, "Celanese AG" or the "Company") for the acquisition of all outstanding registered ordinary shares with no par value in Celanese AG at a purchase price of EUR 32.50 per share without interest (hereinafter, "Offer"). On March 13, 2004, the Bidder published a supplement to the Offer ("Supplement to the Offer") on the Internet and in the Borsen-Zeitung. On March 13, 2004, the Supplement to the Offer was submitted to the Management Board of Celanese AG which in turn forwarded the Supplement to the Offer to the Supervisory Board without delay.

Pursuant to Section 27 (1) sentence 1 of the German Takeover Act, the Management Board and the Supervisory Boards of the subject company must give a reasoned opinion concerning the Offer and each supplement to the Offer. On February 9, 2004, the Supervisory Board of Celanese AG issued a reasoned opinion concerning the voluntary public takeover offer published on February 2, 2004, and amended the Opinion on the Offer on March 3, 2004, (the opinion as amended hereinafter, "Opinion on the Offer"). Pursuant to Section 27 (3) and Section 14 (3) sentence 1 of the German Takeover Act, the Opinion on the Offer (including the amendment thereto) was published at http://www.celanese.com and is available free of charge from Celanese AG (Investor Relations) at the telephone number +49 69 305 16 000. The English version of the Opinion on the Offer (including the amendment) are at the same time exhibits to the "Solicitation/Recommendation Statement" on Schedule 14D-9, as amended, which was filed by Celanese AG with the U.S. Securities and Exchange Commission ("SEC"). Investors may inspect the "Solicitation/Recommendation Statement" on Schedule 14D-9, as amended, and other documents to be filed with the SEC on the SEC Web site (http://www.sec.gov). Copies of the Schedule 14D-9 and its amendments may also be ordered free of charge from Celanese AG (Investor Relations) by calling the telephone number +49 69 305 16 000 (in Germany) and +1 908 522 7784 (in the U.S.). At the same time,
Schedule 14D-9 and its amendments have been published on the Web page of Celanese AG at http://www.celanese.com.

The Supervisory Board of Celanese AG provides the following opinion on the Supplement to the Offer ("Opinion"):

         1. Opinion on the Amendments to the Conditions

         The original Offer was, among other things, conditioned upon at least 85 per cent of Celanese Shares being validly tendered (excluding treasury shares). In its Supplement to the Offer, the Bidder has reduced the minimum acceptance threshold to 75 per cent. As stated

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                                                                               3

         in the Opinion on the Offer the minimum acceptance threshold of 85 per cent posed a certain risk to consummation of the Offer. The Supervisory Board welcomes the reduction of the minimum acceptance threshold which reduces the risks to consummation.

         Pursuant to Section 21 (5) of the German Takeover Act, the Supplement to the Offer results in an extension of the Acceptance Period, which was originally due to end on March 15, 2004, by two weeks until March 29, 2004. Pursuant to Section 21 (6) of the German Takeover Act, the Bidder may not further amend the Offer during the two weeks extension of the initial acceptance period.

         Pursuant to Section 21 (4) of the German Takeover Act, Celanese Shareholders who have accepted the Offer prior to the publication of the Supplement to the Offer can withdraw previously tendered Celanese Shares until the end of the acceptance period. In addition thereto, the Bidder grants any Celanese Shareholder the right to withdraw tendered Celanese Shares until the end of the acceptance period, including those shareholders who tender their shares after the publication of the Supplement to the Offer. Thereby disadvantages for the shareholders are avoided. For further details concerning the ability to withdraw, reference is made to Section V. 7. "The Offer - Withdrawal Rights" as amended.

         2. Opinion on the Plans of the Bidder

         In the Supplement to the Offer, the Bidder states that, to the extent it owns less than 95 per cent of the registered share capital (excluding treasury shares) of Celanese AG following the consummation of the Offer, it may acquire further shares in order to acquire 95 per cent or more of the registered share capital of Celanese AG. Such acquisition of further shares would be made with a view toward implementing a Squeeze-out.

         As explained in Section V. 1. d) of the Opinion on the Offer, in case a Squeeze-out is implemented the outstanding minority shareholders are entitled to a fair cash compensation. Reference is made to these explanations.

         3.       Acceptance of the Offer by Supervisory Board Members

         The Supervisory Board Members Hovers, Metz, Schmalz and Wilson have accepted the Offer for all Celanese Shares held by them, as intended. The Supervisory Board Member Droth has accepted the Offer for approximately 66.6 % of the Celanese Shares held by him, as previously indicated, and now intends to accept the Offer for the remaining Celanese Shares held by him. The Supervisory Board Members Brinkmann, Nause and Hirsig now intend to accept the Offer for all Celanese Shares held by them. With regard to the change of their initial intentions contained in the Opinion on the Offer, the Supervisory Board Members Brinkmann, Droth, Hirsig and Nause stated that the tax disadvantages on which their initial intentions were based will no longer apply.

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                                                                               4

         Apart from this, the intentions of the Supervisory Board Members to accept or not to accept the Offer, as reported in Section IX. of the Opinion on the Offer, as amended on March 3, 2004, remain unchanged.

         4.       Recommendation to Accept the Offer

         In its Opinion on the Offer, the Supervisory Board recommended that Celanese Shareholders accept the Offer. The considerations on which this recommendation was based are not affected by the Supplement to the Offer. Therefore, the Supervisory Board continues to recommend that Celanese Shareholders accept the Offer.

         It should be noted that each Shareholder is responsible for deciding whether or not to accept the Offer based on the information available to him and taking into account all circumstances, his individual position, and his personal assessment of the future performance of Celanese Shares. Celanese AG shareholders accepting the Offer and receiving payment of the Offer Price in U.S. dollars should consider the risk of changes in the EUR/US$ exchange rate. The Supervisory Board does not assume any liability if the acceptance or non-acceptance of the Offer by a shareholder is economically detrimental to the shareholder. The Supervisory Board is not providing any guidance as to whether any statutorily mandated consideration that may be received by Celanese AG shareholders electing not to tender into the Offer, for instance, relating to the conclusion of a domination and profit and loss agreement, a delisting, a Squeeze-out, or conversion, would be higher or lower than the Offer Price. Furthermore, reference is made to the comments set out in the Opinion, in particular with regard to the consequences of the Offer for shareholders (Section V.4. of the Opinion on the Offer).

The views of the Supervisory Board given in this Opinion are subjective and are based on the present knowledge of the Supervisory Board. For these reasons, each single Celanese investor has the responsibility of making a decision on the financial advantages or disadvantages of the acceptance or non-acceptance of the Offer based on informational sources made available to him and in consideration of his individual position. The Opinion on the Supplement to the Offer does not relate to the entire Offer, but only relates to the amended parts of the Offer. Therefore, the Opinion has to be read in the context of the Opinion on the Offer (including the amendment thereto). The Supervisory Board recommends that shareholders read the Opinion on the Supplement only together with the Opinion on the Offer. To the extent that the Opinion on the Offer of the Supervisory Board (including the amendment thereto) is not explicitly changed or amended by this Opinion on the Supplement, the version of the Opinion on the Offer published on February 9, 2004, and the version of the amendment published on March 3, 2004, are still in effect and reflect the information available at the corresponding time and the Supervisory Board's analysis and intentions at the corresponding date.

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Pursuant to Section 27 (3) and Section 14 (3) sentence 1 of the German Takeover
Act, this Opinion will be published at http://www.celanese.com and made available free of charge from Celanese AG (Investor Relations) at the telephone number +49 69 305 16 000. The availability of this document will be announced in the Borsen-Zeitung. This Opinion will be published in German and in English.

The English version of this Opinion will be included in an amendment to the "Solicitation/Recommendation Statement" on Schedule 14D-9 filed by Celanese AG with the SEC. Investors may inspect the "Solicitation/Recommendation Statement" on Schedule 14D-9, this and earlier amendments and other documents to be filed with the SEC on the SEC Web site (http://www.sec.gov). Copies of Schedule 14D-9 and of this and earlier amendments may also be ordered free of charge from Celanese AG (Investor Relations) by calling the telephone number +49 69 305 16 000 (in Germany) and +1 908 522 7784 (in the U.S.). At the same time, the
Schedule 14D-9 including this and earlier amendments has been or will be published on the Web site of Celanese AG at http://www.celanese.com.

Kronberg im Taunus, Germany, March 17, 2004

Celanese AG

The Supervisory Board